

August 30, 2023

William Lim
Chief Executive Officer
Trident Digital Tech Holdings Ltd.
Suntec Tower 3
8 Temasek Boulevard Road, #24-03
Singapore, 038988

        Re: Trident Digital Tech Holdings Ltd.
            Amendment No. 1 to Draft Registration Statement on Form F-1
            Submitted August 18, 2023
            CIK No. 0001983550

Dear William Lim:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.   We note your response to comment 1 and reissue it in part. Please revise your disclosure here, and elsewhere as appropriate, to clearly state whether your offering is contingent upon the listing of your ADSs on the Nasdaq Global Market.

Use of Proceeds, page 37

2.   We note your response to comment 12 and reissue. Please provide a brief description of your acquisition plans, including the types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that the company will target.

Capitalization, page 39

3.   We note your response and related revision to comment 13 and reissue our comment in part. Please revise the table to incorporate your related party payables indebtedness as part of your capitalization. Refer to Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(q) Segment Reporting, page F-14

4.   Please revise to disclose long-lived assets located in your country of domicile and located in all foreign countries in total in which you hold assets. Refer to ASC 280-10-50-41.

        You may contact Stephen Kim at (202) 551-3291 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Stephanie Tang